

January 25, 2013

Via E-mail
Jack Zoeller
President and Chief Executive Officer
Cordia Bancorp Inc.
11730 Hull Street Road
Midlothian, VA 23112

> **Re: Cordia Bancorp Inc.**
> **Registration Statement on Form S-4**
> **Filed January 18, 2013**
> **File No. 333-186087**

Dear Mr. Zoeller:

We have reviewed your response letter and amendments filed January 11, 2013 and January 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated December 5, 2012. Please describe whether a registered offering of the shares acquired in the rights offering is contemplated.

Fairness Opinion of Davenport & Company LLC, page 25

2. Please revise to state whether the consideration was recommended by Cordia or Davenport.

3. We note your disclosure on page 27 that Davenport used financial projections to perform its analysis. Please revise to disclose such projections.

Jack Zoeller
Cordia Bancorp Inc.
January 25, 2013
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations –
Cordia

Comparability to Prior Periods, page 43

4. Please revise to disclose the amount of each of the individual purchase accounting
   adjustments (i.e. for each asset acquired and liability assumed) remaining at each of the
   periods presented and the expected timeframes over which these adjustments will be
   recognized. In addition, please address whether there have been any adjustments to these
   amounts or expected realization periods as a result of the significant decreases in the
   associated balances (e.g. securities, loans and deposits) which have occurred since the
   date of the initial purchase.

Supervision and Regulation, page 64

5. We note your revisions in response to comment 30 of our letter dated December 5, 2012.
   Please revise the introductory paragraph to state that all material information has been
   discussed.

Cordia Audited Financial Statements

Note 2. Business Combination, page F-46

6. We note the disclosure of the summary of the fair value of the assets received and
   liabilities assumed in conjunction with the purchase of the interest in BOVA on
   December 10, 2010. Please revise to provide additional information addressing the
   individual purchase accounting adjustments initially recorded for each of the specific
   assets acquired and liabilities assumed in the transaction. Within the description of these
   adjustments you should also address the time periods over which these adjustments are
   expected to be recognized. Similar information should be provided in the interim period
   financial statements as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Aaron Kaslow
        Kilpatrick Townsend & Stockton LLP